Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-84405 on Form S-8, being filed by Rowan Companies plc, of our reports dated February 27, 2012, relating to the consolidated financial statements of Rowan Companies, Inc. and subsidiaries ( the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s completed sale of its wholly owned manufacturing subsidiary, LeTourneau Technologies, Inc., and land drilling services business on June 22, 2011, and September 1, 2011, respectively) and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Rowan Companies, Inc. for the year ended December 31, 2011.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

May 4, 2012